                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                  BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   092067 10 7
                                 (CUSIP Number)

    Jeffrey P. Jacobs, President of Jacobs Entertainment Ltd., the manager of
                      Diversified Opportunities Group Ltd.
                               425 Lakeside Avenue
                               Cleveland, OH 44114
                                 (216) 861-4390
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and communications)

                                February 26, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

NOTE: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). (Release #12, 12/91)

CUSIP No. 096612 10 6
- --------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         DIVERSIFIED OPPORTUNITIES GROUP LTD. -- FEIN: 34-1828344
- --------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [X]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
3.       SEC USE ONLY

- --------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO

- --------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)
                                                                             [ ]
- --------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         OHIO

- --------------------------------------------------------------------------------
                       7.  SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY               1,333,333
OWNED BY EACH          ---------------------------------------------------------
REPORTING PERSON       8.  SHARED VOTING POWER
WITH
                           -0-
                       ---------------------------------------------------------
                       9.  SOLE DISPOSITIVE POWER

                           1,333,333
                       ---------------------------------------------------------
                       10. SHARED DISPOSITIVE POWER

                           -0-
- --------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,333,333
- --------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
- --------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.8%
- --------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         OO
- --------------------------------------------------------------------------------

CUSIP No. 096612 10 6
- --------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         JEFFREY P. JACOBS -- SSN: ###-##-####
- --------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
3.       SEC USE ONLY

- --------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
- --------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)
                                                                             [ ]
- --------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
- --------------------------------------------------------------------------------
                            7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                        25,000
OWNED BY EACH               ----------------------------------------------------
REPORTING PERSON            8.      SHARED VOTING POWER
WITH
                                    -0-
                            ----------------------------------------------------
                            9.      SOLE DISPOSITIVE POWER

                                    25,000
                            ----------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER

                                    -0-
- --------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         25,000
- --------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
- --------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.6%
- --------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
- --------------------------------------------------------------------------------

Item 4.        Purpose of Transaction.

               On February 26, 2001, Jeffrey P. Jacobs ("Jacobs") proposed to the board of directors of Black Hawk Gaming & Development Company, Inc. (the "Issuer") a merger pursuant to which Jacobs and Diversified Opportunities Group Ltd. ("Diversified"), or an entity to be formed by Jacobs and Diversified, would acquire beneficial ownership of all of the stock of the Issuer not currently controlled by them for a cash purchase price of $11.00 per share.

               Consummation of the transaction would be subject to various conditions, including the negotiation and execution of definitive agreements, approval by the Issuer's board of directors and shareholders, the obtaining of various regulatory approvals, and Jacobs' ability to complete certain financing necessary for the transaction.

Item 7.        Material to be Filed as Exhibits.

               A.      Proposed Agreement and Plan of Merger, dated February 26,
                       2001

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2001                        DIVERSIFIED OPPORTUNITIES GROUP LTD.

                                            By: Jacobs Entertainment Ltd., its Manager


                                            By: /s/ Jeffrey P. Jacobs
                                               -----------------------------------
                                                  Jeffrey P. Jacobs, President

                                             /s/ Jeffrey P. Jacobs
                                            -----------------------------------
                                             Jeffrey P. Jacobs